Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
December 2, 2008
Via EDGAR and EMAIL
William Friar
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Community First, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 21, 2008
File No. 0-49966
Dear Mr. Friar:
     On behalf of our client, Community First, Inc. (the “Company”), please find below the responses of the Company to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated November 26, 2008, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed by the Company on November 21, 2008. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised preliminary Proxy Statement (the “Proxy Statement”), which is being filed with the Commission today, both clean and marked to show changes from the initial version filed on November 21, 2008. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.
General
1.	In the notice to shareholders, or in the forepart of the proxy statement, briefly disclose that this meeting is to allow the company to sell securities under the Capital Purchase Program and that you have already applied to participate in that program.

RESPONSE: The Proxy Statement has been revised in accordance with the Staff’s comment.

NASHVILLE Downtown       |       KNOXVILLE       |       MEMPHIS       |       NASHVILLE Music Row       |       www.bassberry.com

Mr. William Friar
Securities and Exchange Commission
December 2, 2008

Impact of Capital Purchase Program
2.	Please disclose how you expect to use the proceeds of your proposed sale of securities to the Treasury Department.

RESPONSE: The Proxy Statement has been revised in accordance with the Staff’s comment.
3.	Discuss any material affect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

RESPONSE: The Proxy Statement has been revised in accordance with the Staff’s comment.
Pro Forma Financial Information
4.	Please revise your pro-forma financial information to incorporate the items discussed with you via phone conversation on November 26, 2008. Additionally, please revise your pro-forma financial information to include disclosure of the effects of this transaction for both the minimum and maximum amounts to be received under the plan. Alternatively please provide your analysis as to how you have determined that presenting pro-forma financial information for participation in the program at the minimum level would not provide meaningful information to investors.

RESPONSE: The Proxy Statement has been revised in accordance with the Staff’s comment.

Mr. William Friar
Securities and Exchange Commission
December 2, 2008

     Included herewith as Exhibit A is the acknowledgement of the Company requested in the Comment Letter.
     Please do not hesitate to contact me at (615) 742-7721 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely, /s/ D. Scott Holley D. Scott Holley

Enclosures

cc:	Marc R. Lively, Community First, Inc.
Dianne Scroggins, Community First, Inc.
Bob F. Thompson, Bass, Berry & Sims PLC

Mr. William Friar
Securities and Exchange Commission
December 2, 2008

EXHIBIT A
     The undersigned, on behalf of Community First, Inc. (the “Company”), and in response to the request contained in comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated November 26, 2008, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed by the Company on November 21, 2008, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMUNITY FIRST, INC.
By:	/s/ Dianne Scroggins
	Name:	Dianne Scroggins
	Title:	Chief Financial Officer